SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
UNITED STATES
FORM 12b-25
NOTIFICATION OF LATE FILING
Former Name if Applicable:
The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(c)
Address of Principal Executive Office (Street and Number)
(b)
(a)
PART I -Registrant Information
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, FOrm 11-K,Form N-
SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calender day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or protion thereof, will be filed on or before the fifth calender day following the prescribed due date; and
PART II - RULES 12b-25(b) AND (c)
The account's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
(Check one):
For Period Ended:
For theTransition Period Ended:___________________________________________________
Full Name Of Registrant
Asset Backed Securities Corporation
11 Madison Avenue
City, State, and Zip Code
10010
New York, New York
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Form 10-K
Form 20-F
Form 11-K
Form 10-Q
X
Form 10-D
Form N-SAR
Form N-CSR
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

X
25-Jul-06
Not Applicable
(Name of Registrant as Specified in Charter)
Date: 8/9/2006
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required t ofile such reports(s)been filed? if answer is no, identify report(s).
(Telephone Number including Area Code)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Name and telephone nubmer of person to contact in regard to this notification
(Name)
PART III - NARRATIVE
PART IV- OTHER INFORMATION
No
(2)
Becky Warren
Asset Backed Securities Corporation
This 10D could not be filed within the prescribed time period due to delays stemming from the final aggregation and review of the subsequent mortgage loans added to the Trust in connection with the conclusion of the Pre-Funding Period.
(651) 495-3848
Yes
X
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(1)
(3)
No Yes
X
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
(Signature)
Kevin Steele
Vice President
Kevin Steele
/s/ :